SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)
                              (Amendment No. __)(1)

                      BION ENVIRONMENTAL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            NO PAR VALUE COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09061Q109
                                    ---------
                                 (CUSIP Number)

                                             Copy to:

David Mitchell                               Michael J. Emont
D2 Co., LLC                                  RubinBaum LLP
c/o Mitchell & Co.                           30 Rockefeller Plaza
681 Fifth Avenue, 9th Floor                  29th Floor
New York, New York 10022                     New York, New York 10112
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 23, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

                             - Page 1 of 10 Pages -

CUSIP No. 09061Q109                    13D                    Page 2 of 10 Pages
================================================================================
 1       NAME OF REPORTING PERSONS

                                    D2 Co., LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                               13-4113345
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                       OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        5,030,000 shares                                29.9%
      Number of    -------------------------------------------------------------
       Shares      8    SHARED VOTING POWER
    Beneficially        0 shares                                           0%
      Owned By     -------------------------------------------------------------
        Each       9    SOLE DISPOSITIVE POWER
      Reporting         5,030,000 shares                                29.9%
       Person      -------------------------------------------------------------
        With       10   SHARED DISPOSITIVE POWER
                        0 shares                                           0%
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                               5,030,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      29.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                       OO
================================================================================

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09061Q10                      13D                   Page 3 of 10 Pages
================================================================================
 1       NAME OF REPORTING PERSONS

                                  David Mitchell

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*
                                      OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                       5,030,000 shares                                 29.9%
      Number of    -------------------------------------------------------------
       Shares      8   SHARED VOTING POWER
    Beneficially       0 shares                                            0%
      Owned By     -------------------------------------------------------------
        Each       9   SOLE DISPOSITIVE POWER
      Reporting        5,030,000 shares                                 29.9%
       Person      -------------------------------------------------------------
        With       10  SHARED DISPOSITIVE POWER
                       0 shares                                            0%
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                  5,030,000 shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        29.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                      IN
================================================================================

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement on Schedule 13D, dated April 27, 2000, relates to the beneficial ownership of D2 Co., LLC and its sole member David Mitchell, of the Common Stock of Bion Environmental Technologies, Inc.

ITEM 1. Security and Issuer

      The title of the class of equity securities to which this statement relates is Common Stock, no par value per share (the "Common Stock"), of Bion Environmental Technologies, Inc., a Colorado corporation, which has its principal executive offices at 555 17th Street, Suite 3310 Denver, Colorado 80202 (the "Issuer").

ITEM 2. Identity and Background

      The information set forth on Annex 2a is given with respect to (1) D2 Co., LLC ("D2 Co."), a Delaware limited liability company and (2) David Mitchell, the sole member of D2 Co. On Annex 2a, column (a) indicates the name of each person or entity; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgement, decree or final order; column (f) indicates, in the case of any natural person, the citizenship of such person.

ITEM 3. Source and Amount of Funds or Other Consideration

      The funds used by D2 Co. to purchase the Bridge Note and Warrants (as defined below) described herein consisted of the capital contributions of its member, a non-recourse promissory note and its general working capital.

ITEM 4. Purpose of Transaction

      On December 23, 1999, D2 Co. entered into a Warrant Purchase Agreement with the Issuer (the "Purchase Agreement"), pursuant to which D2 Co. purchased warrants to purchase


                             - Page 4 of 10 Pages -

2,500,000 shares of the Issuer's Common Stock (the "Purchase Warrant") for an aggregate purchase price of $1,000,000 ($500,000 in cash and $500,000 in a non-recourse promissory note). Concurrently therewith, D2 Co. entered into a Management Agreement with the Issuer (the "Management Agreement"), pursuant to which D2 Co. will provide the Issuer with specific management and consulting services. As compensation to D2 Co. for such services, D2 Co. will receive a management fee of $240,000 per year, payable in the Issuer's Common Stock or cash. In addition, on January 1, 2000, D2 Co. was issued an additional warrant to purchase 2,500,000 shares of Common Stock (the "Management Warrant" ). The Issuer and D2Co. have agreed that, for the time being, the monthly installments of the management fee shall be added to the principal balance of the Bridge Note described below. On March 31, 2000, D2 Co. participated in a bridge financing of the Issuer and for an aggregate of $1,500 purchased a bridge warrant to purchase 30,000 shares of the Issuer's Common Stock (the "Bridge Warrant," and, together with the Purchase Warrant and the Management Warrant, the "Warrants"), as well as a bridge note for $100,000 (the "Bridge Note"). If the Issuer issues any of its capital stock or an instrument that is convertible into shares of its capital stock, for an aggregate purchase price of at least $5,000,000, pursuant to a public or private offering (an "Offering"), then, at the Issuer's option, either (i) the Issuer shall prepay the Bridge Note, without penalty or premium, no later than 30 days following the closing of the Offering, or (ii) the Bridge Note shall be converted ("Conversion") into such number of shares of the capital stock of the Issuer as is equal to the Conversion Amount (as defined below) divided by the then current Conversion Price (as defined below). The Conversion Amount shall be the aggregate principal value of the Bridge Note plus any accrued and unpaid interest. The Conversion Price shall be the price paid for one share of capital stock issued in the Offering.

      The Purchase Warrant issued to D2 Co. is exercisable at a price of $1.75 per share at any time before December 31, 2004. The Management Warrant is exercisable at a price of $2.50 per share at any time before June 30, 2004 and the Bridge Warrant is exercisable at a price of $2.375 per share at any time before December 31, 2004. The exercise price and number of shares of Common Stock issuable upon exercise of such Warrants are subject to adjustment as provided in such Warrants.

      D2 Co. purchased the Bridge Note and Warrants for the purpose of obtaining a significant investment in the Issuer. In connection with such investment and the Management Agreement, D2 Co. obtained the right to name three designees to the board of directors of the Issuer, of which it has designated two, and obtained certain other rights. See ITEM 6 below. Such designees of D2 Co. are Mr. David Mitchell and Mr. Salvatore J. Zizza, who also purchased a bridge warrant in the Offering to purchase15,000 shares of Common Stock. See Annex 2a hereto for certain information with respect to Messrs. Mitchell and Zizza. In addition, upon the successful competition of a specified funding transaction, which is estimated to be $3,000,000, D2 Co. shall have the right to nominate for election at the next annual meeting one additional director.


                             - Page 5 of 10 Pages -

ITEM 5. Interests in Securities of the Issuer.

            (a) The following sets forth the aggregate number and percentage (based on 11,807,660 shares of Common Stock outstanding, as set forth in the Issuer's Form 10-QSB for the quarterly period ended December 31, 2000 as filed with the Securities and Exchange Commission on February 14, 2000) of shares of Common Stock owned beneficially by D2 Co., as of April 28, 2000:

                                 Shares of              Percentage of Shares
                               Common Stock               of Common Stock
Name                        Beneficially Owned           Beneficially Owned
----                        ------------------           ------------------
D2 Co.                       5,030,000 shares                   29.9%
David Mitchell               5,030,000 shares                   29.9%

      The 5,030,000 shares of Common Stock beneficially owned by D2 Co. consist of (i) 2,500,000 shares of Common Stock issuable upon exercise of the Purchase Warrant owned by D2 Co., (ii) 2,500,000 shares of Common Stock issuable upon exercise of the Management Warrant owned by D2 Co. and (iii) 30,000 shares of Common Stock issuable upon exercise of the Bridge Warrant purchased by D2 Co. Not included in such number are (A) the shares of capital stock issuable upon Conversion of the Bridge Note, as it is not know when or if the Bridge Note will be converted and (B) the 15,000 shares of Common Stock issuable upon exercise of Mr. Zizza's bridge warrant, as neither D2 Co. nor Mr. Mitchell could be deemed the beneficial owners thereof. Based upon 11,807,660 shares of Common Stock outstanding, as set forth in the Issuer's Form 10-QSB for the quarterly period ended December 31, 2000 as filed with the Securities and Exchange Commission on February 14, 2000, D2 Co. beneficially owns 29.9% of the Common Stock. David Mitchell is the sole member of D2 Co. and therefore beneficially owns the shares of Common Stock held by D2 Co.

            (b) D2 Co., through its sole Member, David Mitchell, has sole power to vote and dispose of all of the shares of Common Stock owned by D2 Co. However, D2 Co. has entered into the Shareholders' Agreement described in ITEM 6 below, which contains provisions as to the voting of such shares in respect of the election of directors.

            (c) Response to ITEM 4 is incorporated herein by reference.

            (d) Not Applicable.

            (e) Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


                             - Page 6 of 10 Pages -

      As part of the Warrant Purchase Agreement, D2 Co. has the right to require, in certain instances, the Issuer to prepare and file (at the expense of the Issuer) a registration statement with the Securities and Exchange Commission relating to the resale of the shares of Common Stock held by, or issuable to D2 Co. upon exercise of the Warrants of the Issuer held by it.

      Concurrently with the execution of the Warrant Purchase Agreement and Management Agreement, D2 Co. and certain other stockholders of the Issuer entered  into a  Shareholders'  Agreement,  dated as of  December  23, 1999 (the
"Shareholders' Agreement"). Pursuant to the terms of the Shareholders' Agreement, the shareholders of the Issuer party to such agreement agreed to vote their shares of capital stock of the Issuer in order to elect certain individuals, including Messrs. Mitchell (the sole member of D2 Co.) and Zizza, as directors of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit #        Description of Exhibit
---------------------------------------
1                Joint Filing Agreement,  dated as of April 28, 2000, between D2
                 Co. and David Mitchell.

2 Warrant Purchase Agreement, dated December 23, 1999, by and between D2 Co., LLC and Bion Environmental Technologies, Inc.*

3 Management Agreement, dated December 23, 1999, by and between D2 Co., LLC and Bion Environmental Technologies, Inc.*

4 Form of Note and Warrant Purchase Agreement, dated March 31, 2000, by and between D2 Co., LLC and Bion Environmental Technologies.

5 Form of Bridge Note, dated March 31, 2000, payable by Bion Environmental Technologies, Inc. to D2 Co., LLC.

6 Form of Bridge Warrant, dated March 31, 2000, issued by Bion Environmental Technologies, Inc. to D2 Co. LLC.

7 Shareholders' Agreement, dated December 23, 1999, by and among D2 Co., LLC, Mark A. Smith, Jere Northrop, Jon Northrop, Lotaylingkyur, Inc., LTLK Defined Benefit Plan and Dublin Holding, Ltd.*

------------------
*Incorporated by reference to exhibits 10.2, 10.1 and 10.3, respectively, to the Form 8-K filed with the Securities and Exchange Commission on December 23, 1999 (File No. 000-19333).


                             - Page 7 of 10 Pages -

Annex 2a

         (a)                             (b)                             (c)                        (d)   (e)   (f)

D2 Co. LLC                  See Footnote 1.             To purchase, manage, hold, own,             No    No    N/A
                                                        invest in, and dispose of all or any
                                                        portion of securities of companies.

David Mitchell              Mitchell & Co.(2)           Investor                                    No    No    U.S.
--------------------------------------------------------------------------------------------------------------------

Notes:

(1) The address of D2 Co., LLC is c/o Mitchell & Co., 681 Fifth Avenue, 9th Floor, New York, NY 10022.

(2) The address of Mitchell & Co. is 681 Fifth Avenue, 9th Floor, New York, NY 10022.


                             - Page 8 of 10 Pages -

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: April 28, 2000                            D2 CO., LLC

                                                By:   /s/ David Mitchell
                                                   -----------------------------
                                                      Name: David Mitchell
                                                      Title: Sole Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: April 28, 2000
                                                      /s/ David Mitchell
                                                      --------------------------
                                                      DAVID MITCHELL

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                      - 9 -